

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2010

<u>Via U.S. Mail and Facsimile (949) 585-4091</u>

L. George Klaus
Chairman, President and CEO
Epicor Software Corp.
18200 Von Karman Avenue
Suite 100
Irvine, CA. 92612

      Re: Epicor Software Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              File No. 000-20740

Dear Mr. Klaus:

We have reviewed your letter dated September 10, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2010.

<u>Part III (as incorporated by reference from definitive proxy filed April 26, 2010)</u>

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>Performance Based Restricted Stock Program, page 38</u>

1.   We refer to your response to prior comment 6. In our view, your response fails to provide a persuasive explanation of how competitors could pull together sufficiently-specific

information about your company's future operations and strategy from the disclosure of the company-wide revenue and EBIDTDA targets to cause the company competitive harm. In particular, it does not appear that disclosure of those company-wide targets used in your compensation program could provide any meaningful insight to others regarding future operations or strategies. Rather, it appears that those amounts simply inform competitors regarding the target financial performance for the completed periods. Absent a persuasive explanation of how each of the initial and final targets could be used to provide insight regarding strategies and future operations, to the competitive disadvantage of your company, you should disclose these kinds of performance targets if material to their compensation policies and decisions in your supplemental response. In addition, please confirm that you will provide such disclosure in subsequent filings.

Please address questions regarding the comment to Ryan Houseal, Staff Attorney, at (202) 551-3105. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark Shuman
Legal Branch Chief